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SEC FILE NUMBER
8- 42240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAY 08 2002
WASH. D.C. 164 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rochon Capital Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 San Pablo Avenue #200
(No. and Street)

San Rafael	CA	94903
(City)	(State)	(Zip Code)

PROCESSED
MAY 13 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eckhoff Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

145 N. Redwood Drive	San Rafael	CA	94903
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip Neiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rochon Capital Group, Ltd., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

MARGARET A. ISKE
Commission # 1237061
Notary Public - California
Marin County
My Comm. Expires Oct 9, 2003

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCHON CAPITAL GROUP, LTD

FINANCIAL STATEMENTS

Year Ended December 31, 2001

ROCHON CAPITAL GROUP, LTD.

Table of Contents

Eckhoff Accountancy Corporation
Empowered professionals meeting client challenges

145 North Redwood Drive
P.O. Box 6088
San Rafael, California 94903-0088
(415) 499-9400 · FAX (415) 499-1408
cpas@eckhoff.com

Independent Auditors' Report

To Mr. Phillip L. Neiman
Rochon Capital Group, Ltd.

We have audited the accompanying statement of financial condition of Rochon Capital Group, Ltd. (a California corporation) as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rochon Capital Group, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eckhoff Accountancy Corporation
San Rafael, California
February 4, 2002
(except for Schedule I, as to which the date is April 15, 2002)

ROCHON CAPITAL GROUP, LTD.

Statement of Financial Condition
December 31, 2001

Assets

Cash, including money market funds of $105,283	$ 130,459
Prepaid expenses	6,777
Investments	34,410
Loan receivable	200,000
Income tax refund receivable	133,280
Office furniture and equipment, net of accumulated depreciation of $153,646	40,693
Deposits	3,185
Total Assets	$ 548,804

Stockholder's Equity

Stockholder's Equity:	
Common stock, no par value; 1,000,000 shares authorized; 3,000 shares issued and outstanding	$ 30,000
Retained earnings	518,804
Total Stockholder's Equity	$ 548,804

The accompanying notes are an integral part of these financial statements.

ROCHON CAPITAL GROUP, LTD.

Statement of Operations
Year Ended December 31, 2001

Revenues:	
Brokerage commissions	$ 127,500
Consulting fee income	40,333
Total Revenues	167,833
Expenses:	
Salaries	185,694
Professional fees	10,054
Telephone and utilities	13,757
Travel	15,308
Payroll taxes	9,518
Office supplies	1,404
Regulatory fees	75
Office and equipment rent	68,855
Other	7,160
Insurance	7,838
Auto	6,116
Depreciation	29,421
Taxes and licenses	932
Loss on investment	25,000
Profit sharing contribution	25,500
Total Expenses	406,632
Loss From Operations	(238,799)
Other Income:	
Dividends and interest	18,878
Income tax refund	2,944
Regulatory fee rebate	706
Total Other Income	22,528
Loss Before Income Taxes	(216,271)
Provision for Income Taxes	800
Net Loss	($ 217,071)

The accompanying notes are an integral part of these financial statements.

ROCHON CAPITAL GROUP, LTD.

Statement of Stockholder's Equity
Year Ended December 31, 2001

	Common Stock	Retained Earnings	Total
Balance at December 31, 2000	$ 30,000	$ 735,875	$ 765,875
Net loss		(217,071)	(217,071)
Balance at December 31, 2001	$ 30,000	$ 518,804	$ 548,804

The accompanying notes are an integral part of these financial statements.

ROCHON CAPITAL GROUP, LTD.

Statement of Cash Flows
Year Ended December 31, 2001

Cash Flows From Operating Activities:	
Net loss	($ 217,071)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:	
Depreciation	29,421
Loss on investment	25,000
Stock received as commission fee	(13,333)
(Increase) decrease in:	
Prepaid expenses	38,900
Prepaid income taxes	(133,280)
Increase (decrease) in:	
Profit sharing contribution payable	(51,000)
Income taxes payable	(104,712)
Net Cash Used by Operating Activities	(426,075)
Cash Flows From Investing Activities:	
Loan receivable	(200,000)
Acquisition of securities	(17,777)
Net Cash Used by Investing Activities	(217,777)
Net Decrease in Cash	(643,852)
Cash and Cash Equivalents at Beginning of Year	774,311
Cash and Cash Equivalents at End of Year	$ 130,459

Supplemental Disclosures:

Income taxes paid	$ 134,080
Interest paid	$ 0

The accompanying notes are an integral part of these financial statements.

ROCHON CAPITAL GROUP, LTD.

Notes to Financial Statements

Note 1 - Description of the Company and Summary of Significant Accounting Policies:

Description of the Company:

The Company is a California corporation formed on March 26, 1996. The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Summary of Significant Accounting Policies:

Depreciation: The cost of fixed assets is depreciated using the accelerated method over the estimated useful lives of the related assets, which range from five to seven years. Depreciation expense for the year ended December 31, 2001 was $29,421.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Flows: The Company presents its statement of cash flows using the indirect method. For purposes of reporting cash flows, cash and cash equivalents include cash in banks and money market funds.

Brokerage Commissions: Brokerage commissions include fees arising from securities offerings in which the Company acts as a placement agent.

Note 2 - Investments:

The Company's investments are in privately held nonmarketable equity securities. As the fair market value is not readily determinable, the investments are carried at cost. During the year 2001, the Company's holding in 501 Click became worthless and was written off as a loss and charged to operations.

Note 3 - Loan Receivable:

During the year 2001, the Company advanced funds, in the amount of $200,000, to an exercise equipment retailer. The Company and the retailer entered into an agreement in December 2001 providing for repayment of the loan over 36 months, with interest at six percent (6%) per annum.

At December 31, 2001, $200,000 remained outstanding.

Note 4 - Leases:

The Company is obligated under an operating lease for its office space. Minimum future rental payments under these leases as of December 31, 2001 are:

2002	$ 38,220
2003	38,220
2004	36,627
	$ 113,067

Rent expense for the year ended December 31, 2001 amounted to $40,128.

Note 5 - Income Taxes:

The current provision for income taxes is based on earnings reported for income tax purposes for the year ended December 31, 2001. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year. As of December 31, 2001, there were no deferred tax assets or liabilities.

Provision for income tax for the year ended December 31, 2001 consists of the following:

California franchise tax current period	$ 800
Total provision for income taxes	$ 800

Note 6 - Profit Sharing Plan:

The Company sponsors a profit sharing plan covering substantially all employees. Contributions under the plan are determined annually by management; however, contributions cannot exceed 15% of each covered employee's salary. For the year ended December 31, 2001, the profit sharing contribution was $25,500.

Note 7 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $261,633 which was $256,633 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

ROCHON CAPITAL GROUP, LTD.

SUPPLEMENTAL INFORMATION

Year Ended December 31, 2001

ROCHON CAPITAL GROUP, LTD.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2001 *** REVISED ***

Net Capital:	
Total stockholder's equity	$ 548,804
Deduct stockholder's equity not allowable for net capital	234,410
Total Stockholder's Equity Qualified for Net Capital	314,394
Add: Allowable subordinated liabilities	
Other deductions or credits	
Total Capital and Allowable Subordinated Liabilities	314,394
Deductions and/or charges	
Nonallowable assets	183,935
Net capital before haircuts on securities positions	130,459
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other:	
Money market funds	2,106
Net Capital	$ 128,353
Aggregate Indebtedness:	
Items included in statement of financial condition	$ 0
Add: Items not included in statement of financial condition	
Total Aggregate Indebtedness	$ 0
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required	$ 5,000
Excess net capital at 1500%	$ 123,353
Excess net capital at 1000%	$ 128,353
Ratio: Aggregate indebtedness to net capital	0 to 1
Reconciliation with Company's Computation:	
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 128,353
Net audit adjustments	
Net Capital Per Above	$ 128,353

ROCHON CAPITAL GROUP, LTD.

Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

ROCHON CAPITAL GROUP, LTD.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Eckhoff Accountancy Corporation
Empowered professionals meeting client challenges

145 North Redwood Drive
P.O. Box 6088
San Rafael, California 94903-0088
(415) 499-9400 · FAX (415) 499-1408
cpas@eckhoff.com

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To Mr. Phillip L. Neiman
Rochon Capital Group, Ltd.

In planning and performing our audit of the financial statements of Rochon Capital Group, Ltd. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Eckhoff Accountancy Corporation

San Rafael, California
February 4, 2002

Eckhoff Accountancy Corporation

Empowered professionals meeting client challenges

145 North Redwood Drive
P.O. Box 6088
San Rafael, California 94903-0088
(415) 499-9400 · FAX (415) 499-1408
cpas@eckhoff.com

April 17, 2002

Mr. Roberto Grasso
NASD Regulation, Inc., District No. 1
525 Market Street, Suite 300
San Francisco, California 94105

RECEIVED
MAY 08 2002
164

Re: Rochon Capital Group, Ltd.
SEC File Number: 8-49240
Firm ID: 40907

To Whom It May Concern:

Pursuant to your request dated April 9, 2002, regarding the Securities and Exchange Commission (SEC) Rule 17a-5(d) we hereby resubmit the audited financial statements and related schedules for Rochon Capital Group, Ltd. as of December 31, 2001. Please note that the following change has been made:

Schedule I - Computation of Net Capital Under Rule 15c3-1. Nonallowable assets have been revised from $50,655 to $183,935 to include the $133,280 income tax refund receivable.

Please discard the previously issued financial statements. If you have any questions regarding this matter, please do not hesitate to call me.

Very truly yours,

ECKHOFF ACCOUNTANCY CORPORATION

By: COPY
Michele R. Hassid, CPA

Enclosure
cc: Securities Exchange Commission, Washington, DC
Securities Exchange Commission, Los Angeles, CA
NASD Regulation, Inc./Systems Support, Rockville, MD
Commissioner of Corporations, San Francisco, CA